CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$7,651,000	$234.89

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $463,804.29 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $234.89 offset against the registration fee due for this offering and of which $463,569.40 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 494 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 80-I dated June 1, 2007	Registration Statement No. 333-130051 Dated June 6, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $7,651,000 Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM due May 29, 2008

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 29, 2008*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of the level of the Dow Jones Global Titans 50 IndexSM over the term of the notes. Investors should be willing to forgo interest and dividend payments, as well as any appreciation in the Index that would exceed the Maximum Return of 10.00%, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on June 6, 2007 and are expected to settle on or about June 12, 2007.

Key Terms

Index:	The Dow Jones Global Titans 50 IndexSM (“DJGT”) (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Index Return is greater than 10.00% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 10.00%, which entitles you to a payment at maturity of $1,100.00 for every $1,000 principal amount note.

Maximum Return:	$100 for each $1,000 principal amount note (or 10.00% x $1,000).
Participation Rate:	100%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 240.02.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	May 23, 2008*
Maturity Date:	May 29, 2008*
CUSIP:	48123JB73
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 80-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 80-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$5.10	$994.90

Total	$7,651,000	$39,020.10	$7,611,979.90

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.10 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 80-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 80-I dated June 1, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated June 4, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including the term sheet related hereto dated June 1, 2007, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 80-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 80-I dated June 1, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002288/e27499_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x 100% (the Participation Rate), provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $100 per $1,000 principal amount note.
  DIVERSIFICATION OF THE DOW JONES GLOBAL TITANS 50 INDEXSM — The return on the notes is linked to the Dow Jones Global Titans 50 IndexSM. The Index is composed of 50 stocks, selected from the Dow Jones World Index to reflect the performance of the world’s leading multinational companies. See “The Dow Jones Global Titans 50 IndexSM” in the accompanying product supplement no. 80-I for additional information about the Index.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 80-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 80-I dated June 1, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return on the notes of 10.00%, regardless of the appreciation in the Index, which may be significant.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level during the latter portion of the term of the notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	PS-1
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  SOME OF THE COMPONENT STOCKS OF THE INDEX, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the closing prices of the non-U.S. stocks composing the Index are converted into U.S. dollars for the purposes of calculating the value of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index. Your net exposure will depend on the extent to which the currencies of the non-U.S. stocks composing the Index strengthen or weaken against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the Index will be adversely affected and the payment at maturity of the notes may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table also assumes an Initial Index Level of 240, and reflects the Participation Rate of 100% and the Maximum Total Return of 10.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

432.00	80.00%	80.00%	$100.00	+	$1,000	=	$1,100.00
408.00	70.00%	70.00%	$100.00	+	$1,000	=	$1,100.00
384.00	60.00%	60.00%	$100.00	+	$1,000	=	$1,100.00
312.00	30.00%	30.00%	$100.00	+	$1,000	=	$1,100.00
288.00	20.00%	20.00%	$100.00	+	$1,000	=	$1,100.00
264.00	10.00%	10.00%	$100.00	+	$1,000	=	$1,100.00
258.00	7.50%	7.50%	$75.00	+	$1,000	=	$1,075.00
252.00	5.00%	5.00%	$50.00	+	$1,000	=	$1,050.00
246.00	2.50%	2.50%	$25.00	+	$1,000	=	$1,025.00
242.40	1.00%	1.00%	$10.00	+	$1,000	=	$1,010.00
240.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
216.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
192.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
168.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
144.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
120.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
96.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
72.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
48.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
24.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 240 to an Ending Index Level of 252.
Because the Ending Index Level of 252 is greater than the Initial Index Level of 240 and the Index Return of 5% multiplied by the Participation Rate of 100% does not exceed the Maximum Return of 10.00%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(252-240)/240] x 100%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 240 to an Ending Index Level of 192.
Because the Ending Index Level of 192 is lower than the Initial Index Level of 240, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 240 to an Ending Index Level of 288.
Because the Ending Index Level of 288 is greater than the Initial Index Level of 240 and the Index Return of 20% multiplied by the Participation Rate of 100% is greater than the Maximum Return of 10.00%, the Additional Amount is equal to the Maximum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Historical Information

The following graph shows the historical daily performance of the Index from January 1, 2002 through June 6, 2007. The Dow Jones Global Titans 50 IndexSM closing level on June 6, 2007 was 240.02. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	PS-3